Date: 12/12/2008	Computershare 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:  All Canadian Securities Regulatory Authorities

Subject:  GRAND PEAK CAPITAL CORP. –AMENDED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	29/12/2008
Record Date for Voting (if applicable)	29/12/2008
Meeting Date:	30/01/2009
Meeting Location (if available)	Vancouver

Voting Security Details:

Description	CUSIP NUMBER	ISIN
COMMON	38611W100	CA38611W1005

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GRAND PEAK CAPITAL CORP.